Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 28, 2007, relating to the financial statements and financial statement schedule of Smith International, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of Statement of Financial Accounting Standard No. 123R, “Share-Based Payments” as of January 1, 2006 and Statement of Financial Accounting Standard No. 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans” as of December 31, 2006) and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Smith International, Inc. for the year ended December 31, 2006.
DELOITTE & TOUCHE LLP
Houston, Texas
March 2, 2007